

June 23, 2022

Lishan Aklog
Chairman and Chief Executive Officer
Lucid Diagnostics Inc.
One Grand Central Place,
Suite 4600
New York, New York 10165

> **Re: Lucid Diagnostics Inc.**
> **Registration Statement on Form S-1**
> **Filed June 17, 2022**
> **File No. 333-265662**

Dear Dr. Aklog:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Guttenberg at (202) 551-6477 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Schwartz